Filed by Trustmark Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:

Trustmark Corporation

Commission File No.: 000-03683

Date: November 12, 2026

The following transcript is being filed in connection with the proposed business combination between Hancock Whitney Corporation and Trustmark Corporation.

Participants

Company Participants

•	Ashleigh Flower Wilshire, Senior Vice President & Head of Investor Relations

•	Duane A. Dewey, President and Chief Executive Officer

•	John M. Hairston, President and Chief Executive Officer

•	Michael M. Achary, Chief Financial Officer

•	Shane Loper, Hancock Whitney Bank President & Chief Operating Officer

Other Participants

•	Brett Rabatin, Analyst, StoneX

•	Casey Haire, Analyst, Autonomous Research

•	Christopher Marinac, Analyst, Brean Capital

•	Feddie Strickland, Analyst, Hovde Group

•	Gary Tenner, Analyst, D.A. Davidson & Co.

•	Jared Shaw, Analyst, Barclays

•	Matt Olney, Analyst, Stephens, Inc.

•	Michael Rose, Analyst, Raymond James

•	Stephen Scouten, Analyst, Piper Sandler

•	William Jones, Analyst, Keefe, Bruyette & Woods

Presentation

Operator

Good day, ladies and gentlemen, and welcome to the Hancock Whitney-Trustmark Acquisition Announcement Call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session, and instructions will follow at that time. As a reminder, this call may be recorded.

I would now like to introduce your host for today’s conference, Ashleigh Wilshire, Head of Investor Relations. Ashleigh, you may begin.

Ashleigh Flower Wilshire

Thank you, and good morning. Before we get started, I’d like to direct your attention to Slide 2 of the presentation and highlight that any forward-looking statements made during today’s conference call are given in the context of today only and are subject to important risks as described in the presentation. Actual results and events could differ materially from those discussed here. Please also refer to the additional information discussed in the SEC filings and joint press release for both companies.

Participating in today’s call are John Hairston, President and CEO; Mike Achary, CFO; Shane Loper, Chief Operating Officer; and Duane Dewey, Trustmark President and CEO.

I will now turn the call over to John Hairston.

John M. Hairston

Thank you, Ashleigh, and thank you to everyone for joining us early this morning. Today, we are pleased to announce the merger of Hancock Whitney and Trustmark, bringing together two strong, high-performing Mississippi-headquartered franchises to create a premier Gulf South regional bank. By combining two highly complementary organizations, we are expanding our scale, strengthening our competitive position, and creating new opportunities for growth across some of the most attractive markets in the South. Together, we will be better positioned to serve our clients, invest in our capabilities and create long-term value for our shareholders, associates and communities.

The merger establishes Hancock Whitney as a leading Gulf South banking franchise with increased presence and significantly greater scale. We will establish a leading deposit share position across Louisiana, Mississippi and Alabama, and expand our presence in high-growth markets like Florida, Texas and Tennessee. We will hold a top-five deposit share position across the top-20 MSAs in our footprint, strengthening our ability to compete, win new relationships and deepen existing client partnerships.

This is also a compelling financial transaction. Mike will discuss the details shortly, but this merger combines two high-performing franchises with strong profitability, robust liquidity, and solid capital foundations. The combined organization is expected to deliver enhanced earnings power and attractive returns, including a projected 1.6% return on assets, a pro forma 2028 ROTCE of 17% to 18%, and an efficiency ratio below 50%.

Importantly, greater scale enhances our ability to invest in products, technology and talent, allowing us to better serve clients while competing more effectively against larger financial institutions. At the same time, we remain committed to the relationship-based banking model that has long differentiated both organizations.

We are equally committed to preserving the local leadership, market expertise, and client relationships that have been central to the success of both companies. Five members of the Trustmark Board, including its CEO, will join the Hancock Whitney Board of Directors, and we are establishing a Central Mississippi Advisory Board to help support growth and business development opportunities throughout the region. Just as importantly, this partnership is built on a strong cultural foundation. We are bringing together two longstanding Gulf South institutions with complementary relationship-driven banking models, shared values and a common commitment to clients and communities. The combined company will benefit from experienced leadership teams with successful track records of integrating acquisitions and executing strategic initiatives.

These strengths give us confidence in our ability to deliver smooth integration and achieve the full potential of this partnership. Ultimately, this merger is about building a stronger bank for our future, a bank with greater scale and broader capabilities, with deeper presence and enhanced financial strength. By bringing together the best of both organizations, we are creating a franchise that is well-positioned to capture growth opportunities across the Gulf South while continuing to deliver exceptional service and strong returns for years to come.

Before I conclude, I want to extend a warm welcome to our Trustmark associates. This is an exciting day for our companies, our clients, our communities and our shareholders.

We are optimistic about what we can accomplish together and look forward to uniting two strong legacies into a new chapter in our stories of business that will never know completion, and a bank growing and getting even better with, for and because of the people and places we serve. Together, we will create a stronger institution with greater opportunities ahead, and we cannot be more enthusiastic about the future.

So with that, I will invite Mike to add additional comments.

Michael M. Achary

Thanks, John, and good morning, everyone. As John mentioned, the financial benefits of this combination are compelling and reinforce our confidence in the value-creation opportunity for all shareholders. We expect the transaction to deliver strong earnings accretion, enhance profitability and attractive returns. On a pro forma basis, we expect to generate approximately 1.6% return on assets, 17% to 18% return on tangible common equity and an efficiency ratio of approximately 50% or better, positioning the combined company among the highest-performing regional banks.

Slides 14 through 16 of the investor presentation summarize the transaction structure, key terms, pro forma financial metrics, and underlying assumptions. The transaction is structured as an all-stock merger with fixed exchange ratio of 0.7463 Hancock Whitney shares for each Trustmark share. Following closing, Hancock Whitney shareholders will own approximately 65% of the combined company and Trustmark shareholders will own approximately 35%. The transaction value of approximately $3.2 billion represents approximately 1.8 times tangible book value and approximately 12 times estimated 2028 earnings or 7.2 times earnings, inclusive of anticipated cost synergies. We expect the transaction to be approximately 7% accretive to earnings per share in 2028 and increase the return on tangible common equity by approximately 120 basis points.

While the transaction results in a modest 7% tangible book value dilution at closing, we expect to earn that dilution back in approximately 2.8 years. Our integration teams have identified approximately $205.5 million of annual pretax cost savings, equal to roughly 35% of Trustmark’s projected 2028 cash non-interest expense. These opportunities are supported by detailed execution plans, giving us a high degree of confidence in achieving our targets. We expect to realize approximately 37.5% of the savings in 2027 and reach the full run rate benefit in 2028.

Importantly, our financial outlook excludes any revenue synergies. Given the complementary nature of the franchises and the opportunities to deepen relationships across an expanded footprint, we view future revenue benefits as an upside to our projections. This transaction also preserves our strong capital position. We expect an adjusted CET1 ratio of approximately 11.2% at closing, providing ample f lexibility to support clients, invest in growth, and maintain prudent capital management.

Subject to shareholder and regulatory approval, we expect to close the transaction late first quarter of 2027, with the systems conversion anticipated in late 2027. Overall, this transaction strengthens our earnings profile, improves operating leverage, enhances returns and positions the combined company to deliver durable long-term value for our shareholders. By combining two highly complementary franchises, we will strengthen our competitive position across some of the most attractive markets in the Gulf South, expand deposit market share in key growth corridors, and create additional opportunities to drive sustainable long-term growth.

I will now turn the call back to John.

John M. Hairston

Thank you, Mike. Let’s open the call for questions.

Operator

We will now begin the question-and-answer session. Please limit yourself to one question and one follow-up. (Operator Instructions) Your first question comes from the line of Michael Rose with Raymond James. Michael, your line is now open. Please go ahead.

Michael Rose

Hey, good morning, everyone. Thanks for taking my questions. John, maybe we can just step back and just discuss the broader rationale of the deal. Look, if I look at Hancock really since the sale of the energy portfolio in mid to late 2020, the Company has gone through a major transformation, reducing the SNC percentage down to peer levels from above peer levels, growth has begun to inflect. Just trying to get a better understanding of why this is the right opportunity and why this time, just for the benefit of a better understanding the drivers of the deal. Thanks.

John M. Hairston

Sure, Michael, and thanks for the question. This is John, and thanks for calling out the momentum. We’ve enjoyed the last several years. We have worked very hard to improve profitability to a strong level, to improve efficiency, to get strong capital, to derisk the loan portfolio, which you called out, and we’ve now, over the past 18 to 24 months, successfully pivoted to organic growth, which was all part of that plan, though several years ago. And so while our focus has been on the organic playbook, we have been opportunistic, I think is the word Michael has used on the road towards adding inorganically if the stars lined up and it made sense for the — for investors and for the long term. So that happened with Sable Trust out of St. Petersburg in Florida. It happened recently with One Florida in Orlando, and here we are with the stars aligning again.

So, in terms of the logic and the strategic rationale, first, the financials and the resultant capacity of the combined company post-synergy — synergies to throw off retained earnings is very impressive. I think as you model it, you’ll see that capacity and the types of optionality it brings us. The P&L is stronger, the balance sheet is going to look better.

Secondly, we know the company very well. We know the Trustmark leadership team. Our Board members know each other. We know the business model, we know the markets having operated adjacently for well over a century. And every market that Trustmark is in is one we’re either already in or we wanted to be in. And so as a result, the markets are very complementary to each other.

Third, from a risk perspective, having just literally completed the One Florida integration, our integration management office integration team are already stood up. And as a result, we get a rapid start to the integration, which supports the notion of a Q4 ‘27 integration, which is pretty quick for an organization of the size.

And then finally, in my opinion, most importantly, we run this company from corporate strategic objectives. We publish those dutifully every January. The CSOs we have for ROA and ROTCE are lofty, and the deal is constructive to supporting and surpassing those. And so, as a result, we have alignment. And so, from my perspective, the why now is because it’s — simply it’s worth it to get the resulting company coming out of a year of integration work.

I mean, you didn’t ask about the — just [ph] distraction, but I’ll just add a comment to it that while we have about a 20% overlap in markets, we have 80% that are not. And so for those markets, we expect to continue the same momentum we’ve enjoyed, continue adding net new bankers, continue adding offices where it makes sense, and just keep moving straight ahead. But thank you for the question. You’d be welcome to have a follow-up, if you like.

Michael Rose

Yeah. Just as a follow-up, maybe for Mike, if you could dig a little bit into the cost save opportunity — or excuse me, the potential revenue synergy opportunities. And then I think you both mentioned technology, that’s obviously an omnipresent theme at this point in time given the adoption of AI and the like. What areas would you potentially look to use some of those cost savings to fund investments in technology? Thanks.

Michael M. Achary

Yeah, Michael, thanks. I’ll get started or begin with the question around cost saves. So, obviously, we’ve built into the modeling of 35% assumption and estimate around cost savings, that’s based on Trustmark’s 2028 OpEx per consensus. So that’s just north of $205 million. The timing for that is just under 38% in ‘27. That’s about $70 million, and then 100% by the time we get to 2028. So one of the things about cost savings, if you think about our company and our history, it’s something that we believe we have our core confidence around. We’re really good at addressing the opportunities to take out and to rightsize cost structures. I think we demonstrated that in a pretty significant way when announced back in 2020, the goal to bring our efficiency ratio down below 55%.

Certainly, some of that was on the revenue side too, but we made a lot of really hard decisions back then to rightsize the Company’s cost structure, which helped put us in a position that we’re in today, delivering an ROA of 1.40% or above. So, as far as revenue synergies, as you know, typically with modeling around M& A, that’s not included in any of the modeling. But certainly, we believe we have opportunities to produce revenue synergies as we bring the two companies together going forward. So, John or Shane, I don’t know if one of you want to maybe expand on that a little bit.

John M. Hairston

Yeah, why don’t we let Shane visit about the technology question and just revenue synergies that are unmodeled.

Shane Loper

Sure. Thanks, Mike, for the question. So when it comes to technology, really, I think about three areas. One is improving execution and efficiency, and we’ve already identified through work that we’ve really been doing over the last couple of years, some systems and process that technology can be applied to to enhance that execution and efficiency and just really help our bankers and our clients have a better experience with the systems and tools that we have.

The second area is really increasing capabilities. So think about payments, digital, ease of use for clients. Lots of things on the horizon that a size of company that we will be and the scale that it creates allows us to get those things basically implement it much faster in a more robust fashion so that the clients can have access to things that the biggest banks in the country are producing.

And then really from a third perspective is adding sophistication to products. So we’ve got a number of products that we believe are very good. But with the scale, we believe that we can make them great and that would be the direction that we could go in on those three.

I’m overall energized by the opportunity to build on our really strong core deposit basis. As Mike said and John said, we’ve got 70% of the combined top 20 MSAs with top five ranking and 10 of those with top three dominance. The transaction opens new markets for each company and bolsters a lot of markets that we’re already strong in. We’ve got many business segments and product lines that are in common with only really two that are different or new between the two companies. Trustmark retains servicing rights on mortgages, and on the Hancock side, we have a healthcare business that will be new for Trustmark, that healthcare business is located in Nashville and really nicely complements the Trustmark footprint that’s established in Memphis.

Our strategic aspiration is and will be to be the best bank for privately-owned businesses and business owners in the country. And that really starts with the lead bankers serving our clients, followed by broad lending capabilities, sophisticated deposit products and tools, and really focusing on that premier wealth management team that we’ve built over the last probably eight to 10 years to serve that personal life of the business owners. So when it comes to the business and the overall lines that we want to execute as we go forward, we’re going to continue to focus on growing the Company through those full service banking clients across all business lines and segments and industries and feel like this combination gives us the absolute right opportunity to begin to execute across all the geographies and business lines.

Operator

Your next question comes from the line of Matt Olney with Stephens. Matt, your line is now open. Please go ahead.

Matt Olney

Hi, thanks. Good morning, everybody. I appreciate you taking my question. On capital, I think more recently, Hancock Whitney’s talked about a CET1 ratio in that 12% to 12.5% range that you’re targeting, and looks like you’ll be coming in closer to 11% at deal closing. Can you talk more about capital targets? When you expect to get there with the combined franchise? What this means for the stock repurchase program? And any estimates you can provide as far as the Basel implementation that we should anticipate from the combined company? Thanks.

Michael M. Achary

Yeah, Matt, this is Mike. I’m happy to address those questions. So first on the capital front, when we think about kind of our goals and comfort zones around capital, we’ve kind of talked about TCE, the threshold is really 8% that we really don’t want to go below, but feel confident that we can operate the Company in the 9% and 9.5% range. On CET1, it’s more like 11% with a target of around 12% or so. So those are metrics that we’ve talked a lot about the last year or so. So with this transaction, we’re estimating TCE to be about 8.20% or so at close and Common Tier 1 about 11.20%, as you just mentioned.

So those are pro forma numbers at close. And let’s just assume the closings at 3/31 of ‘27. One of the things we’ve talked about you heard in the prepared comments, and John expounded on a little bit, was just the earning potential and the earnings power of this combined company. So that will manifest itself. We think and believe in really strong levels of capital that will begin to improve pretty quickly to the combined company.

So just for example, we think by the time we get to 2029 or 2030, our TCE could be just under 11% and then our Common Tier 1 just over 14%. So we’re confident that while it close, we’ll be at the 8.20% and the 11.20% that we’ll be able to build capital pretty quickly as we go into ‘28 and ‘29. I think you also had a question about buybacks. Just in terms of how we model the pro forma company, we’ve got no buybacks assumed through the end of ‘27. And then the assumption is it will resume a modest level in 2028 going forward. However, with the capital ratios that I just mentioned, that we’re planning for in ‘29 and ‘30, certainly, the combined company I think has the capacity for a higher level of buybacks than what we modeled. So hopefully, that was helpful. I think I caught all of your questions.

Matt Olney

Yeah. Thanks for that, Mike. Appreciate all the color. And then just as a follow-up, Hancock Whitney the last few years has been focused on expanding outside of its legacy markets of Louisiana, Mississippi in recent years, improving the overall growth engine.

Now, with this deal, you add more scale in some of your legacy markets. So, from an organic growth perspective, any color you can provide as far as what types of levels you’re targeting for the combined franchise in terms of organic loan growth, and where will this growth come from? Thanks.

John M. Hairston

Matt, I’ll start on theme and then Mike, if he wants to add some more detail, certainly can. The — and thanks for pointing out the success so far with the high-growth markets. We have added a lot of net new bankers in the past several quarters, a goodly percentage, well over half of those have been in Texas and Florida as we sought to improve and grow our footprint and standings in those markets. So we’ve been successful there. But we never took our foot off the gas in terms of growing the core markets.

I mean, as we’ve talked about on the road before, the organic — the higher organic growth markets tend to grow loans on a faster clip than liquidity given what we’d like to have the cost of that liquidity to be. So we have been successful raising liquidity in the core and loaning it in the higher-growth markets. And so from a transaction viewpoint, we really don’t believe there’s a change other than we get a more rapid step and having liquidity to deploy, which supports perhaps a little faster growth rate on the core. I mean, on the bookends and now with the entry to Tennessee, we had Tennessee high-growth markets to that potential. So we think the deal is constructive to what we were trying to do and perhaps would give us a little bit more relief in providing liquidity, given the quality of the Trustmark deposit book to fund loans in the markets that are growing a little faster.

Glad to take a redirect if you’d like to be more specific.

Michael M. Achary

So, Matt, kind of pivoting back to the growth assumptions that we modeled. So, with all of the assumptions built into the model for both companies, obviously, we stuck to using consensus estimates and then reasonable levels thereafter. So when we think about loan growth for the two companies, it really kind of is in that mid single-digit range individually and then on a combined basis. But I think as you heard the commentary from John and Shane, the combined company certainly has the potential, I think, to introduce some outperformance in terms of our ability to organically grow our balance sheet. But we have modeled the consensus estimates.

Operator

Your next question comes from the line of Jared Shaw with Barclays. Jared, your line is now open. Please go ahead.

Jared Shaw

Thanks a lot. Good morning. Maybe looking at the cost save assumptions, can you give any color around where those would be coming from in terms of potential branch consolidation and the outlook for the core systems conversion? I think Trustmark just recently went through a conversion, which core you’re going to move to?

Michael M. Achary

Sure. I’ll get started with the cost savings and then Shane can address the IT question. So again, in the cost saves that we’ve talked about, it’s 35%, $205 million or just north of that. As we look at the combined company, obviously, we’re very, very confident in our ability to harvest those cost savings at those levels in the timing that we have in the presentation materials. So again, kind of a core competency on our side, very confident of hitting those levels. As far as where that’s going to come from, it’s obviously the things that people are probably already thinking about and know about, duplication in the back office, duplication and leadership, those kinds of things, obviously, on the system side, there’s plenty of opportunity for cost savings.

And then you asked about the branch network. So we’re going to be very, very careful and deliberate around any kind of consolidations of branches. And so one metric just to use as kind of context is when we think about the two organizations and Trustmark in particular, about 17% or about 30 of Trustmark’s branches are within three miles of Hancock Whitney branches. So that’s just — it doesn’t mean that that’s the number. We’re going to consolidate the right number and again, be very careful in terms of how we approach that, but that’s just a little bit of context to kind of put that question into.

So I’ll pivot to Shane and let Shane talk about the systems conversion.

Shane Loper

Sure. Mike, if I can maybe just reach back to Matt’s question. When it comes to growing and bankers, we’ve talked about 50 net new bankers for the year. And as of year-to-date, we’re at 52.

So just thought that was important to bring up that we’re still working on that. We’ve got markets like Jacksonville, Orlando, Tampa, parts of Louisiana and Texas that all are ripe for continued growth and the sophistication of the new size of the Company. So feel very comfortable at turning into the numbers that Mike talked about.

When it comes to integration, the culture of the two companies is strong and enduring, as John said. And our teams have really been preparing for the next year. Over the past two years, both Hancock and Trustmark have done numerous things that have been pretty big lifts in terms of system uplifts, conversions, integrations, those kind of things. Those events have been executed very well and delivered all the expected results that we had. So when you think about the teams that will be executing that, they are veterans and veterans know how to navigate challenges and create success.

When you ask about the direction that we would be going in terms of systems, I mean we’ll be moving to the Hancock Whitney platforms that will ensure that we can facilitate a very high-quality integration and we can get it done in the time frame that we’re outlining. Mike talked a little bit about branch consolidation and I’d just like to make a comment there. The way that you preserve value with those types of things is that you have to trust your bankers and you have to assure that they have the support system and teams throughout the integration process. We operate as one bank, a team of experts and that’s kind of our ethos and that’s talking about bringing every associate role and expertise together to make sure we service the clients.

So our bankers really are some of the most elite in the Gulf South and have deep relationships with our clients. So, as we go through that consolidation process, we’ll honor the trust that clients have in us and ensure we keep clients informed and proactively address concerns as they develop. So I feel good about that process, and I feel good that we have a well-heeled and a lot of expertise group of bankers and staff to make sure that they wrap arms around clients and we retain them as we go forward.

John?

John M. Hairston

Any additional questions?

Jared Shaw

Yeah. Just maybe pivoting a little bit. With Trustmark’s securities restructuring and the sale-leaseback from last quarter, it sounds like they’re guiding more towards a 4% margin for fourth quarter. When you’re looking at your assumptions, is that sort of a good place to assume 4% as we look at consolidating statements for next year?

Michael M. Achary

Yeah, I think it is certainly by the time we get to ‘27, and you mentioned the actions that Trustmark took a couple of quarters ago. And so we appreciate those actions. And when we get to closing, obviously, we’ll be very thoughtful in terms of how we combine something like the bond portfolio and look for opportunities to optimize that, if that’s available.

Operator

Your next question comes from the line of Feddie Strickland with Hovde. Feddie, your line is now open. Please go ahead.

Feddie Strickland

Hey, good morning. I appreciate all the detail on how the cost saves are achieved. But from a modeling perspective, should I expect much of that remaining 60% or so that’s coming in ‘28? Is that kind of in the first quarter or first half of ‘28? Just how should I think about how that f lows through?

Michael M. Achary

Yeah, Feddie, this is Mike. I think you can assume that most of that will be kind of front-loaded towards the beginning of ‘28. So the objective is really with a potential systems conversion in the October, November timeframe, that we’ll be able to hit the ground running with the integration really in the rear-view mirror by the time we get to ‘28. And so the assumption is that really 100% of those cost saves are in place at the beginning of ‘28.

Feddie Strickland

Got it. Thanks, Mike. And just you’ve been pretty bullish on investment in the region. I know you had a slide in the deck on that on Page 9. Did that play a role in your thinking here of expanding in Mississippi and Alabama versus more on the bookends, as you’ve already talked about in Florida and Texas?

John M. Hairston

I think — this is John. Thanks for the question. I think it’s constructive and supports the notion of the improvement story that we’re seeing really between Louisiana, Mississippi, and Alabama in terms of household income growth, of employment growth, continuing improvement in education systems. So, the core of that footprint has always been a very reliable and good and profitable area. And by seeing an expected improvement in GDP over the next several years, I think it bolsters the value of our franchise because it bolsters the value of those markets. So I don’t think — I wouldn’t call it the deciding factor by any means.

I think the quality of the Trustmark franchise and our ability to make something good happen between — and the combination was the primary driver, but certainly the notion of an improving core set of states is constructive and supports it.

Operator

Your next question comes from the line of Will Jones with KBW. Will, your line is now open. Please go ahead.

William Jones

Hey, great. Thanks, guys. Good morning.

Michael M. Achary

Good morning.

John M. Hairston

Good morning.

William Jones

Hey, so maybe one for you guys just on deposit market share. Obviously, a pretty enviable spot, you guys will sit in number two, Louisiana, number one in Mississippi. Just to ask the question, when you bring this deal to regulators, do you anticipate any deposit concentration issues just understanding the density that you guys have in those two markets now?

Michael M. Achary

Yeah, I’ll start with that one, Will. So, yeah, it’s a great question. And we’re cognizant that there could be a little bit of a question in one market in particular, in Alabama, it’s not more than about $150 million of deposit, so certainly not significant at all. And in our conversations with our examiner team, the FDIC, the Federal Reserve in the state of Mississippi, we’ve kind of highlighted that. So that’ll be something that we work through, obviously, with the Fed and the DOJ as we work through the application process.

John M. Hairston

Yeah, Will, this is John, just to add a little more color. For companies that are 137 to 127 years old that their headquarters buildings are only three hours apart by car, you would think that there would be a lot more overlap that would be problematic from an HHI perspective. But because the organizations generally grew adjacent to each other, while there’s very helpful overlap both for synergy and for market share in Florida panhandle in Southern Alabama and in Houston, that’s all helpful, but largely the markets actually were complementary versus completely overlapping.

So fortunately, the position though, two in Louisiana was unaffected, one in Mississippi. Well, we don’t expect really any divestiture requirements there and that small amount in Alabama is actually in Southern Alabama above the coastline. So we’re particularly proud of the number seven shared, Alabama. It’s important market to us that we’ve long wanted to have a statewide footprint, and by putting the two banks together, we finally achieve them.

William Jones

Yeah, got it. That’s a fair point.

John M. Hairston

Yeah, I think on Page 7, you mentioned the expansion in the other markets. The overlap is — in Florida is focused on the panhandle. So while the share only goes up from 21 to 19 in terms of just the ranking, the — getting almost over $8 billion in the state of Florida, we were very delighted to get and it really does springboard our growth there between what we do together with Trustmark and what we just completed with One Florida. So I think Florida as a more meaningful part of our footprint is going to be a big story over the next four or five years.

Michael M. Achary

And Will, I think that the real point of the slide was really to show not only the focus and the expansion and kind of what we call the core markets, that’s the three states at the top of the page, but then also this continued focus on expanding and growing our franchise in higher-growth markets. So it’s a little bit of both, and that’s one of the reasons why we felt this was such an attractive opportunity.

William Jones

Yeah, absolutely, no doubt. Those are all fair points. I appreciate you guys providing all those points of context for us, and maybe just one more for you guys. This is obviously one of the largest deals that Hancock has done quite some time. Could you talk to us just about your playbook for integration, how you plan to kind of align the two cultures together, what you plan to do maybe around retention and just ensuring that this is a smooth process as we move through 2027 and combine the two companies?

John M. Hairston

Sure. Shane, do you want to tackle that one?

Shane Loper

Yeah. So from a retention standpoint, I mean, we — like in many other deals, we’ve already tied down a number of bankers that covers a pretty significant part of the portfolio and also dealt with some banker retention on the Hancock side. So I feel comfortable that we’ve got that squared away. We worked very closely with the Trustmark leadership to make sure that that was done with the bankers that really were key to the transaction.

When it comes to the integration, I’ve said a couple of times now that we’ve got experience, albeit not at this level, I think we’ve got a very good playbook and we’ll be using some outside expertise to help us. We will start up an integration management office immediately and take a couple of weeks to get that mobilized such that we have all the processes in place that we don’t have any stops and starts as we move towards that fourth quarter of ‘27 date.

So with that outside resource, the experience that we’ve had both on Hancock and the Trustmark side in recent projects and initiatives, I think we’ve got a really good plan.

John M. Hairston

Yeah, the only thing I’d add to that, Shane, is Duane and his team have been in place for quite a while. A very seasoned group of leaders that are very closely aligned with their bankers, like Hancock, they have for crisp alignment between their credit and the revenue folks. And during the diligence, it was remarkable how similarly we operate. So not just from a values perspective but also from a leadership style perspective, I think the two organizations really don’t operate that much differently in terms of style. And so I think it’ll be a — I think a very warm environment as we begin to put all the folks together.

Operator

Your next question comes from the line of Casey Haire with Autonomous Research. Casey, your line is now open. Please go ahead.

Casey Haire

Great. Thanks. Good morning, everyone. So wanted to touch on the outlook for 2027. I’m not sure I heard or read anything about the EPS impact there. And then more specifically, what is — what’s the underlying FOMC outlook? How many hikes and what kind of deposit beta we can expect from the pro forma franchise?

Michael M. Achary

Yeah, Casey, this is Mike. Thanks for the question. And so we haven’t given guidance yet for ‘27 on an individual basis. But just the things we’re looking at certainly is an evaluation of what the rate environment might be for next year. We’ve got the one rate hike plan for about December of this year. And as far as next year is concerned, we probably have a couple of rate hikes, I think, built into those numbers. I think our loan growth expectations again would be in the mid single-digits, maybe a little bit north of that. And as far as deposit betas, I mean, it’s going to be what we’ve kind of guided to in terms of looking at the beta for interest-bearing deposits, loans as well as total deposits.

So for total deposits, it’s going to be in that upper 30%, right around 40% range, about 50% for loans, and then a little bit higher, of course, for interest-bearing deposits. But obviously, we’ll provide more details around ‘27 guidance on our call in January.

Casey Haire

Okay. Great. And then just on the M& A environment right now, is — I mean there’s a — post mid-terms, there’s a thought that the M& A activity is to pick up after it’s been a relatively quiet (Technical Difficulty) year-to-date [ph]. (Technical Difficulty) Can you guys hear me?

Michael M. Achary

Yeah, you kind of cutoff a little bit. You would talk about the M& A environment, both mid-terms?

Casey Haire

Yeah. Exactly. I’m just wondering, is there more activity conversations going on post-mid-terms? And then just like, I know we’ll get the S4 later on this deal, but like just wondering was this privately negotiated or was this more of an option format?

Michael M. Achary

Yeah. So obviously, with the midterms and the potential for what might change my regulatory environment in ‘28, I think you’re right. I think the next two years will probably be more active, let’s say, than the last year or so. But as far as this transaction for us, I mean, sure, that was something we thought about, but it wasn’t the driving factor to get it done sooner rather than later. It was just the right time, I think, for the two companies to come together. So, as John kind of talked about earlier, there’s been a long, decades-long relationship with the two companies.

And I think on our basis, I mean, obviously, we did the strategic deal with OFB and don’t want to speak for Trustmark, but I’m sure that they evaluated opportunities likely both on the buy side as well as the size side, but — sell-side. But as far as this particular transaction is concerned, I mean, it was a deal between the two companies that we were able to work out in the fashion that we’re describing this morning.

Casey Haire

Great. Thank you.

Michael M. Achary

Okay.

Operator

Your next question comes from the line of Gary Tenner with D.A. Davidson. Gary, your line is now open. Please go ahead.

Gary Tenner

Thanks. Good morning. A couple of questions first. And Mike, I think you may have alluded to this just a few minutes ago, but just from a kind of operating style in the field, I mean, outside the branch overlap or minimal branch overlap, in terms of kind of market or regional leadership and things along those lines, any significant differences that you’d want to f lag were just from an underlying market leadership is (Multiple Speakers).

Michael M. Achary

Hey, Gary, thanks for the (Multiple Speakers).

Gary Tenner

(Multiple Speakers) Pretty similar.

Michael M. Achary

Sure, sure. So I’ll pivot over to Shane and let Shane address that question.

Shane Loper

Thanks, Gary. As I said earlier, I mean, there are only really a couple of nuanced differences in the two operating models. Think our bankers know each other very well. We have a lot of client overlap that has developed over really the — probably the last couple of decades, as we’ve operated in the same area. So I don’t really see any material differences that are going to cause a challenge.

John M. Hairston

Yeah. As — this is, John, I’ll just add. During the diligence process and really even before, just as we shared thoughts back and forth between Duane and I on important initiatives, it was pretty remarkable that the risk of significant strategic initiatives that Duane’s leadership team had completed or were pursuing were in nice alignment with the ones that we had completed and were just a little bit further along, really, just due to the size difference. So as we look forward to the integration, much of what Trustmark already planned to do is exactly what the playbook will be because we had just completed it. So the remaining of work to be done related to integration and in the field are things that had already been socialized throughout the organization.

So I think perhaps with the scale, we just have the capacity to get it done a little faster. So that’s part of the reason we really assess the risk of being relatively low, particularly for a transaction of the size is because there’s not a lot of surprises, not a lot of new things to have to encounter.

Gary Tenner

Okay. Appreciate that. And then in terms of different business lines. I think, Mike, you mentioned the servicing portfolio at Trustmark. Would the working assumption be that that strategy of retaining servicing changes or does not change as we think about modeling going forward?

Michael M. Achary

No, there’s no changes planned at this point, Gary. I mean like all aspects of the business as we pull this together next year, we’ll evaluate how we want to operate the combined company in terms of things like the mortgage question you just asked, but there’s no changes to be announced or talked about today, certainly.

Gary Tenner

All right. Thank you.

John M. Hairston

Thank you, Gary.

Operator

Your next question comes from the line of Brett Rabatin with StoneX. Brett, your line is now open. Please go ahead.

Brett Rabatin

Hey, good morning, everyone. Thanks for the question. Really just wanted to ask one. When I think about this transaction, guys, it seems like it’s a little bit different than maybe the narrative that we — I was expecting anyway post-One Florida is that you might do some opportunistic things, but they would probably be smaller and Texas was maybe too expensive. So maybe there wasn’t going to be M& A. So this feels a little bit different than what maybe I was thinking, but there are certainly some aspects to it that could be really strong drivers for EPS growth in the franchise. So what I’m trying to get at is the key kind of variable that’s the secret sauce or the driving force behind this transaction.

And I guess there are a couple, but one of the things I was thinking about was their cost of deposits is really low like years ago, but it’s slightly higher, but their average size of their deposits is actually slower, $36,000 versus $42,000 for you guys. So deposits is one possible driving force on this deal, scale to invest in technology is another. So I was just hoping to get from you guys maybe what brought you guys over the wall, so to speak, of maybe not doing a bigger deal that made this transaction something you really had to do.

Michael M. Achary

I’ll get started, Brett, and certainly, I think John and Shane will add a little bit. So, great questions. But as far as our M& A strategy, we — absolutely, I appreciate the nuance that you kind of called out. But one of the things that I think has been really consistent about how we’ve talked about M& A over the past couple of years has really been the notion of being opportunistic certainly in how we look at those opportunities. But we also kind of separate the opportunities into deals that potentially are opportunities that are purely strategic. Those would be ones, obviously, in our expansion markets. So, Florida, Tennessee, Texas, obviously, OFB earlier this year was certainly a great example of a purely strategic deal. Those tend to be a little bit smaller, as we kind of talked about.

But then it’s also fair to say that we have talked about opportunities for scale plays kind of in places where we have a little bit market share. Those give us the opportunity to get scale to the balance sheet and to take out a certain level of cost. And I think this opportunity really brings a little bit of both of those kinds of deals to the table. It probably weighs a little bit more toward the scale side, obviously, but it does give us some strategic opportunities to be a little bit bigger in places that we’ve talked about wanting to be bigger in.

John mentioned the Panhandle. I mean that’s a tremendous market for us at Panhandle, Florida. We get a little bit more scale in Houston, which is important. We get a new state in terms of Tennessee with a nice market share in Memphis, and we get to be bigger in a core market like Alabama, where we have new markets like Birmingham and Huntsville that will be important to our strategic growth opportunities going forward.

So we do think that this transaction, while opportunistic, really does kind of fit both of those buckets, if you will, around the kinds of transactions we’ve been looking for, but we’d be open to. So, I’ll pivot to John to (Multiple Speakers).

John M. Hairston

Yeah, thanks. Thanks for that, Mike. I agree with your assessment. Brett, when we’ve been on the road or even on these calls and talked about potential inorganic activity, it really was more of our focus to do the smaller transactions and we’ve been able to do that successfully. But we did call out that on a scale play, about a third of the result in the Company would be the upper boundary of what we would consider.

And to be honest, the only organization that fit that profile that we believe was so similar to us and had market overlap that we were very comfortable with, and people we were comfortable with, was Trustmark. And so I think the only way we would have done one at the size we’re announcing today was because it was this particular team and this particular organization. And you never know whether those stars are going to align or not. It’s a — Trustmark is a very old, very storied company with a terrific footprint, a great history and legacy. And frankly, we’re honored that the Board was willing to do the transaction with us knowing how much they have appreciated what’s been built over time and we will absolutely be working hard to make sure that their decision was a good one. And so we look forward to creating value from the combination.

Brett Rabatin

Okay. That’s helpful. Maybe just one other last one. Just around the pro forma management, will some of the executives at Trustmark be staying on as Vice Chairmans, et cetera, for a year or two post the integration or just any thoughts on the senior management at Trustmark and their roles going forward?

John M. Hairston

Sure. I’ll share that. It’s a little early to know every single position, but certainly, Duane will be staying on as a Board member. He’ll be standing with election, of course, with all the new Board members as we get into the shareholder season next year. But the — but Duane will join the Board along with four other of our Trustmark Board members. Given — and really more for succession and then risk, but the Section 16 executives will be handcuffed [ph] with me to ensure that the continuity of the organization continues and lowers the risk. But the driver for that is also just simply because of the runway remaining for a lot of executives there. Duane’s built a terrific team and was at a point to where we were either adding some incoming new executives or making a decision to partner with someone. And that decision by management of Board is through partnership. So hopefully I’ve answered your question.

Operator

Your next question comes from the line of Stephen Scouten with Piper Sandler. Stephen, your line is now open. Please go ahead.

Stephen Scouten

Yeah, good morning. Thanks. John, you touched on a lot of why the deal makes sense for Hancock. And obviously, I think it’s very logical given the footprints and the history and so forth. But I’m curious, I think you said Duane’s on the call kind of why now made sense for Trustmark as well and kind of if this is really just the maximization of scale in these markets and the ability to leverage that scale over time or how we should kind of think about from both sides of the transaction, what brought this together now?

Duane A. Dewey

Well, thank you for the question. You know, a lot of the attributes that the guys have elaborated on throughout the call, I think our Board has done a very significant strategic process over time of evaluating both organic growth strategy, smaller acquisition strategies, et cetera. And I think, as John mentioned, the stars just aligned at this point in time that the opportunity to partner with a great organization, we have a lot of similar values and strategic characteristics that have been talked about and I think just the alignment at this point in time, we felt like the scale aspect of it is so important and it may have taken us a more difficult or at least longer time to gain scale that we need to be competitive that presents the best opportunity for our shareholders, our customers and our associates. And so, we’ve debated and discussed that going in an independent path, but at this point in time, felt like this was a great opportunity to really reach that scale and accomplish a lot for those respective areas. So, that’s pretty much our thoughts.

Stephen Scouten

Yeah. No, that’s very helpful. Thanks for that. And then, I guess, the other thought I have is this deal just makes so much sense from a leverage perspective in terms of taking two really strong deposit franchises and being able to leverage it into loan growth over time. And both of you guys — institutions have been hiring somewhat more actively as of late. Do these 35% cost saves over the next couple of years really allow you to double down on that strategy a little bit, especially in Florida and Texas? Because as we look at this combination, it really — it adds a little bit in those markets, but it seems like the hiring and potential in those markets could be the real leverage point from here. So how could we think about using those cost saves into maybe escalating some of those plans over time?

Shane Loper

Hey, this is Shane. I’ll take that. Like I said earlier, we’re at 52 net new for the year. And I think you are spot on that in the markets where we don’t have really heavy overlap of bankers, what we’ll be focused on integrating those two teams together and getting both sides even more productive. We’re going to focus on those markets that I talked about earlier, the Jacksonville, Tampa, Orlando, Houston, Dallas, those markets that are ripe for adding great talent. We’ve developed a process that we will continue to use to find bankers and then get them quickly onboarded and productive. So yes, we’ll continue to focus on hiring bankers in those markets.

Operator

Your next question comes from the line of Christopher Marinac with Brean Capital. Christopher, your line is now open. Please go ahead.

Christopher Marinac

Hey. Thanks. Good morning. Wanted to ask about the credit mark taken on the loan portfolio Trustmark. Was there a reason it was not higher just given the level of criticizing [ph] classified the Trustmark has reported?

Michael M. Achary

Yeah. Chris, this is Mike. Thanks for the question. And no, no particular reason. I mean, we went through an extensive process using partners from E&Y teams with our own credit organization and really independently came up with the estimates around the credit marks that we’re aligned pretty closely around the numbers that are in the deck. So that’s $181 million on a gross basis. That’s about 126 [ph] of Trustmark’s loans at 9.30%

[ph]. On a pro forma basis, by the time we get to close, we’ll have an ALLL of $525 million. That’s about 127% of end-of-period loans and including the unfunded commitment reserve, we’ll be just north of 140 basis points. As you know, Hancock operates at that kind of level or that level. So we’re very confident that an overall (inaudible) in the 140 range is more sufficient for any kind of our credit concerns.

Christopher Marinac

Got it. Thanks for that, Mike. I appreciate that. We just — we’ve seen slightly higher marks in other deals, but I do recognize these points and certainly the loss history of Trustmark’s been excellent. So (Multiple Speakers).

Michael M. Achary

Sure, no problem.

Christopher Marinac

Good deal. Well, thanks. Thanks for taking all of our questions today, and Duane, best of luck to you as well.

Duane A. Dewey

Thank you very much.

Operator

We have reached the end of the Q& A session. I will now turn the call back to John Hairston for closing remarks.

John M. Hairston

Thanks, Holly, and thanks for everyone signing up for an early call this morning. We look forward to answering more questions on the road. Everyone have a terrific day.

Operator

This concludes today’s call. Thank you for attending. You may now disconnect.

Important Cautionary Statement about Forward-Looking Statements

This transcript contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended (the “Securities Act”). Forward-looking statements may include statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Hancock Whitney Corporation (“Hancock Whitney”) and Trustmark Corporation (“Trustmark”), the expected timing of completion of the transaction, and other statements that are not historical facts. Any forward-looking statement made in this transcript is subject to the safe harbor protections set forth in the Private Securities Litigation Reform Act of 1995. Such statements are subject to numerous assumptions, risks, estimates, uncertainties, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These statements often include the words “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “forecast,” “goals,” “targets,” “initiatives,” “focus,” “potentially,” “probably,” “projects,” “outlook,” or similar expressions or future conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are based upon the current beliefs and expectations of management and on information currently available to management. Our statements speak as of the date hereof, and we do not assume any obligation to update these statements or to update the reasons why actual results could differ from those contained in such statements in light of new information or future events.

Hancock Whitney and Trustmark caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Hancock Whitney’s and Trustmark’s control. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: the impact of current and future economic conditions, including the effects of declines in the real estate market, tariffs or trade wars (including reduced consumer spending, lower economic growth or recession, reduced demand for U.S. exports, disruptions to supply chains, and decreased demand for other banking products and services), high unemployment, inflationary pressures, increasing insurance costs, fluctuations in interest rates, including the impact of changes in interest rates on our financial projections, models and guidance and slowdowns in economic growth, as well as the financial stress on borrowers as a result of the foregoing, general economic business conditions in our local markets, Federal Reserve action with respect to interest rates, the effects of war or other conflicts, acts of terrorism, climate change, the impact of natural or man-made disasters, the adequacy of our enterprise risk management framework, potential claims, damages, penalties, fines and reputational damage resulting from pending or future litigation, regulatory proceedings, assessments, and enforcement actions, as well as the impact of negative developments affecting the banking industry and the resulting media coverage; the timing, benefits, the potential impact of third-party business combinations in our footprint on our performance and financial condition, the effectiveness of derivative financial instruments and hedging activities to manage risks, projected tax rates, increased cybersecurity risks, including potential business disruptions or financial losses, and the impact of artificial intelligence on our business operations, the adequacy of our internal controls over financial and non-financial reporting, the impact of changes in U.S. laws or policies, including those related to credit card interest rates, the financial impact of regulatory requirements and tax reform legislation, deposit trends, credit quality trends, net interest margin trends, future expense levels, future profitability, supplemental disclosure items, improvements in expense to revenue (efficiency) ratio, purchase accounting impacts and expected returns; the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the merger agreement between Hancock Whitney and Trustmark; the outcome of any legal proceedings that may be instituted against Hancock Whitney or Trustmark; delays in completing the proposed transaction involving Hancock Whitney and Trustmark; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain Hancock Whitney shareholder approval or Trustmark shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Hancock Whitney and Trustmark do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the ability of Hancock Whitney and Trustmark to meet expectations regarding the timing, completion and accounting and tax treatment of the transaction; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business, customer or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Hancock Whitney and Trustmark successfully; the dilution caused by Hancock Whitney’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Hancock Whitney and Trustmark. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in Part I, “Item 1A. Risk Factors” of Hancock Whitney’s Annual Report on Form 10-K for the year ended December 31, 2025, and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2026, each of which is on file with the U.S. Securities and Exchange Commission (the “SEC”) and available on the “Investor Relations” section of Hancock Whitney’s website, investors.hancockwhitney.com, and in other documents Hancock Whitney files with the SEC, and in Trustmark’s Annual Report on Form 10-K for the year ended December 31, 2025 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2026, each of which is available on Trustmark’s investor relations website, investorrelations.trustmark.com and in other documents Trustmark files with the SEC.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Hancock Whitney will file with the SEC a Registration Statement on Form S-4 (the “registration statement”), that will include a joint Proxy Statement of Hancock Whitney and Trustmark and a Prospectus of Hancock Whitney, (the “joint proxy statement/prospectus”), as well as other relevant documents regarding the proposed transaction. The proposed transaction involving Hancock Whitney and Trustmark will be submitted to Hancock Whitney’s shareholders and Trustmark’s shareholders for their consideration. INVESTORS, SHAREHOLDERS OF HANCOCK WHITNEY AND SHAREHOLDERS OF TRUSTMARK ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND THE FEDERAL RESERVE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Hancock Whitney and Trustmark, without charge, from the SEC’s website (www.sec.gov), Hancock Whitney’s website at investors.hancockwhitney.com and Trustmark’s website at investorrelations.trustmark.com. Copies of the joint proxy statement/prospectus, when available, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Hancock Whitney Investor Relations, Hancock Whitney Corporation, Hancock Whitney Plaza, 2510 14th Street, Gulfport, Mississippi 39501, Attention: Investor Relations, by calling 504.299.5706, or by sending an e-mail to investorrelations@hancockwhitney.com. Copies of the joint proxy statement/prospectus, when available, and the filings containing information about Trustmark may be obtained after their filing with the SEC, without charge, by directing a request to Trustmark Investor Relations, Trustmark Corporation, 248 East Capitol Street, Jackson, Mississippi 39201, by calling 601.208.6898, or by sending an e-mail to investorrelations@trustmark.com. References to Hancock Whitney’s and Trustmark’s websites do not constitute incorporation by reference of the information contained on those websites and such information is not, and should not be, deemed part of this filing.

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Hancock Whitney, Trustmark, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Hancock Whitney and shareholders of Trustmark in connection with the proposed transaction. Information regarding the interests of the directors and executive officers of Hancock Whitney and Trustmark and other persons who may be deemed to be participants in the solicitation of shareholders of Hancock Whitney and Trustmark in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the definitive joint proxy statement/prospectus related to the transaction, which will be filed by Hancock Whitney with the SEC. Information regarding Hancock Whitney’s directors and executive officers is available in its definitive proxy statement relating to its 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 17, 2026, and other documents filed by Hancock Whitney with the SEC. Information regarding Trustmark’s directors and executive officers is available in its definitive proxy statement relating to its 2026 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2026, and other documents filed by Trustmark with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC and by Hancock Whitney and Trustmark, respectively. Free copies of these documents may be obtained as described above under “Important Additional Information and Where to Find It.”

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